EXHIBIT 99.2

AUSTRALIA ACQUISITION CORP. COMPLETES INITIAL PUBLIC OFFERING

FOR IMMEDIATE RELEASE — NEW YORK, NY, November 19, 2010 — Australia Acquisition Corp. (NASDAQ:AAC) (the “Company”) announced that it has closed its initial public offering of 6,400,000 units at a price of $10.00 per unit. Each unit issued in the initial public offering consists of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.50 per ordinary share.  Prior to the effectiveness of the public offering, the Company consummated a private placement to the Company’s management team of 8,000,000 insider warrants at a purchase price of $0.50 per warrant.  The insider warrants are substantially similar to the warrants sold in the public offering.  The initial public offering and the private placement generated gross proceeds of $68,000,000 to the Company.  Cohen & Company Capital Markets, LLC acted as the sole book running manager and representative of the underwriters of the offering.  I-Bankers Securities, Inc. and EarlyBirdCapital, Inc. acted as co-managers of the offering.  Kelley Drye & Warren LLP and Appleby acted as counsel to the Company and Ellenoff Grossman & Schole LLP acted as counsel to the underwriters.

Australia Acquisition Corp. is a newly-formed blank check company organized for the purpose of acquiring or acquiring control of one or more as of yet unidentified operating businesses or assets through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction.  The Company will not be limited to a particular industry or geographic region for purposes of consummating an initial business transaction, but intends to focus on operating businesses that have their primary operations located in the Commonwealth of Australia.

A registration statement relating to the units and the underlying securities was declared effective by the Securities and Exchange Commission on November 15, 2010.  This press release shall not constitute an offer to sell nor the solicitation of an offer to buy any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.  A copy of the prospectus relating to the offering may be obtained from Cohen and Company Capital Markets, LLC, 135 East 57th Street, 21st Floor  New York, New York 10002, Telephone: 212-543-4400.

Company Contact:

Peter Ziegler
Chairman of the Board
Australia Acquisition Corp
+61 (3) 9012 6182